SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2005

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV
CNPJ/MF No. 02.808.708/0001-07
NIRE 35.300.157.770

 Publicly-held Company

EXTRAORDINARY GENERAL MEETING

CALL NOTICE

Companhia de Bebidas das Américas – AmBev's (“ Companhia ”) shareholders are hereby called to meet on July 28 th , 2005, at 10:00 a.m. (São Paulo time), at the Company's headquarters, located in the City of São Paulo, State of São Paulo, Brazil, at Rua Dr. Renato Paes de Barros, 1,017, 4 th floor (part), suites 41 and 42, Itaim Bibi, in an Extraordinary General Meeting, to resolve on the following AGENDA :

(i)	ratify the appointment of the specialized company responsible for the preparation of the appraisal report of the net equity of InBev Holding Brasil S.A., a company with headquarters in the City of São Paulo, State of São Paulo, Brazil, at Rua Dr. Renato Paes de Barros, 1,017, 4 th floor (part), enrolled with the CNPJ/MF under No. 97.363.642/0001-97 (“ InBev Brasil ”), to be merged, at book value, into the Company;

(ii)	ratify the appointment of the specialized company responsible for the preparation of the appraisal report of the net equities of the Company and of its controller InBev Brasil , in compliance with the provisions of Article 264 of Law No. 6,404/76;

(iii)	examine, discuss and approve the appraisal report mentioned in item ( i ) above;
(iv)	examine, discuss and approve the Protocol and Justification of Merger for the merger, into the Company, of its controller InBev Brasil , which was executed by Company's and InBev Brasil 's management on July 7 th , 2005;

(v)	athorize the cancellation of Company's common and preferred shares of the sole class held by InBev Brasil and the consequent issue of new common and preferred shares of the sole class of the Company to be delivered to InBev Brasil's shareholders in substitution to AmBev's shares cancelled as a result of the merger; and

(vi)	athorize the management of the company to perform all acts required for the implementation and formalization of the merger transaction.

General Information:

-  Beginning on July 12, 2005, the following documents will be at the shareholders disposal in Company's headquarters, as well as in the Internet – www.ambev-ir.com , investors section, news subsection: ( i ) Protocol and Justification of Merger; ( ii ) balance sheets which were the basis for the calculation of the net equities of InBev Holding and of the Company on May 31 st , 2005 (which will be audited on the date of the merger, as provided for by Article 12 of the CVM's Normative Ruling No. 319/99); ( iii ) appraisal report of the net equities of InBev Holding and of the Company in compliance with the provisions of Article 264 of Law No. 6,404/76; and ( iv ) appraisal report of InBev Holding's equity for purposes of paragraph one of Article 227 of Law No. 6,404/76.

-  The powers of attorney granting special powers for representation at the general meeting to which the present call notice refers to shall be filed, at Company's headquarters, in the Legal Department, at least 3 (three) business days in advance of the date scheduled for the meeting.

-  The participant shareholders of the Fungible Custody of Registered Shares of the São Paulo Stock Exchange - BOVESPA that wish to participate in this meeting shall deliver statement containing its corresponding equity interest, issued by the competent depositary institution, at least 48 (forty-eight) hours in advance of the date scheduled for the meeting.

São Paulo, July 8 th , 2005.

Victório Carlos De Marchi
Co-Chairmen of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 11, 2005

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/S/ João Mauricio Giffoni de Castro Neves
João Mauricio Giffoni de Castro Neves Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.